UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): September 5, 2008
OCEANAUT, INC.
(Exact name of registrant as specified in its charter)
The Republic of the Marshall Islands
(State or Other Jurisdiction of Incorporation
17TH Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):          n/a

Entry into a Material Definitive Agreement; Unregistered Sales of Equity Securities
Addendum No. 1 to the MOAs
     On September 5, 2008, Oceanaut, Inc., a Marshall Islands corporation, through its nominated subsidiaries (the “Company”), entered into Addendum No. 1, dated September 5, 2008 (each, the “Addendum”), to each Memorandum of Agreement dated August 20, 2008 (the “MOAs”), pursuant to which the Company has agreed to purchase, for an aggregate purchase price of $352,000,000, four dry bulk vessels (the “Vessel Acquisition”). Each Addendum amends each of the MOAs by extending the deadline for (i) the Company to obtain the approval of its shareholders on its proposed business combination from September 30, 2008 to October 31, 2008 and (ii) the cancelling date under each MOA from December 1, 2008 to December 31, 2008. Copies of each Addendum are attached hereto as Exhibits 10.1 through 10.4, the terms of which are incorporated herein by this reference.
Right of First Refusal and Corporate Opportunity Agreement
     On September 5, 2008, the Company entered into a right of first refusal and corporate opportunities agreement (the “Right of First Refusal and Corporate Opportunities Agreement”) with its corporate shareholder, Excel Maritime Carriers Ltd. (NYSE: EXM, “Excel”), which provides that, commencing on the date of the consummation of the Company’s business combination and extending until the fifth anniversary of the date of such agreement, Excel will provide the Company with a right of first refusal on any of the (a) acquisition, operation, and chartering-in of any dry bulk carrier that is subject to a time or bareboat charter-out having a remaining duration, excluding any extension options, of at least four years (a “Qualifying Contract”), and (b) sale or other disposition of any dry bulk carrier owned or chartered-in by Excel and that is subject to a Qualifying Contract, subject to certain permitted exceptions as outlined in the Right of First Refusal and Corporate Opportunities Agreement attached hereto as Exhibit 10. 5, the terms of which are incorporated herein by this reference.
Subordination Agreement
     On September 5, 2008, the Company and Excel entered into a Subordination Agreement (the “Subordination Agreement”) pursuant to which Excel and the Company’s current directors and officers have agreed that 5,578,125 of their shares of common stock acquired prior to the Company’s initial public offering will become subordinated shares after the initial closing of the Vessel Acquisition. During the subordination period, the Company will pay quarterly dividends on its common stock, including the subordinated shares, from its operating surplus (as defined in the Subordination Agreement) in the following manner:
     first, 100% to all shares of common stock other than the subordinated shares, pro rata, until each such outstanding share of common stock has been paid an amount equal to the applicable base dividend for that quarter;
     second, 100% to all shares of common stock other than the subordinated shares, pro rata, until they have received any unpaid arrearages in the base dividend for prior quarters during the subordination period;
     third, 100% to all subordinated shares, pro rata, until each outstanding share of common stock has been paid an amount equal to the applicable dividend for that quarter;
     after that, 100% to all shares of common stock, including the subordinated shares, pro rata.

     Notwithstanding the foregoing, subordinated shares will not be entitled to receive dividends prior to those paid with respect to the second quarter of 2010. If Excel transfers or disposes of any subordinated shares during the subordination period, the transferee shall remain subject to the same subordination provisions pursuant to the terms of the Subordination Agreement.
     The subordination period will extend until the earlier to occur of (i) the first day after the quarter ending September 30, 2013, provided that the Company has paid a dividend in the amount at least equal to the base quarterly dividend of at least $0.28 per share on all shares of the Company’s common stock, including the subordinated shares, for the immediately preceding four-quarter period, and (ii) the day immediately preceding the occurrence of a change of control.
     Notwithstanding the foregoing, the subordination period will end on the first day after the quarter ending March 31, 2011 if the above test is met and the quarterly base dividend increases by 30% to $0.365 on all shares of common stock, including the subordinated shares.
     A copy of the Subordination Agreement is attached hereto as Exhibit 10.6, the terms of which are incorporated herein by this reference.
Series A Preferred Stock Financing
     On September 5, 2008, the Company and Excel entered into the Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell up to $62 million in shares of its Series A preferred stock to Excel, of which $15 million will be used to finance a portion of the aggregate purchase price of the vessels and up to $47 million of which will be used to fund the balance of the aggregate purchase price of the vessels, to the extent that funds in the trust account are used to pay public shareholders that exercise their conversion rights.
     In accordance with its amended and restated articles of incorporation, the Company’s board of directors will establish and issue shares of the Series A preferred stock, the terms of which are set forth in a Certificate of Designation of Mandatorily Redeemable Preferred Shares, Series A (the “Certificate of Designation”), which provides as follows:
     Ranking. The Series A preferred stock will rank senior to the common stock and any class of equity securities issued by the Company which do not, by their terms, expressly provide that they are senior to the Series A preferred stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.
     Dividends. Cash dividends on shares of the Series A preferred stock are payable when and as authorized by the Company’s board of directors, and will be equal to three-month LIBOR plus a spread of 2.25% per annum of the original issue price of $10,000 per share, payable quarterly on the last day of each fiscal quarter or at such other times as the board of directors shall determine.
     Liquidation Preference. In the event of a liquidation of the Company’s assets, the holders of shares of the Series A preferred stock will be entitled to receive, prior and in preference to any distribution of the proceeds of the liquidation to holders of common stock (or any junior series of preferred shares) by reason of their ownership thereof, an amount per share equal to the sum of the original issue price of $10,000 per share plus accrued but unpaid dividends on such shares.
     Redemption. All shares of Series A preferred stock will be mandatorily redeemable by the Company on the third anniversary of the date of the initial closing of the Vessel Acquisition or, if earlier, upon a change of control (as defined in the Certificate of Designations), in each case, at a cash redemption price of $10,000 per share plus all accrued and unpaid dividends to the redemption date, provided that the Company and Excel may agree in writing that the Company redeem all or part of the shares of Series A preferred stock for shares of the Company common stock determined by dividing the amount that would otherwise be paid in cash by the fair market value of the common stock. The Company will also be required to redeem shares of Series A preferred stock from time to time in part upon receipt of cash proceeds from the exercise of any warrants presently existing or hereinafter issued by the Company, provided that the Company and Excel may agree in writing that the Company redeem all or part of the shares of Series A preferred stock for shares of the Company’s common stock determined by dividing the amount that would otherwise be paid in cash by the fair market value of the common stock. Shares of the Series A preferred stock will otherwise be redeemable in whole or in part at the Company’s option at a cash redemption price of $10,000 per share plus all accrued and unpaid dividends to the redemption date.
     Non-Voting. Except as required by law, the holders of shares of Series A preferred stock have no voting rights.
     Not Convertible. The Series A preferred stock is not convertible into common stock.
     Copies of each of the Purchase Agreement and the Certificate of Designations are attached hereto as Exhibits 10.7 and 10.8, respectively, and the terms thereof are incorporated herein by this reference.
Commercial Management Agreement
     On September 5, 2008, the Company entered into a Commercial Management Agreement with Excel, as commercial manager for all vessels to be owned by all of the Company’s subsidiaries (the “Commercial Management Agreement”). Under the terms of the Commercial Management Agreement, Excel will provide commercial management services to the Company’s subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the subsidiaries in accordance with the guidelines set forth in the Commercial Management Agreement, for which Excel is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. Since the vessels being purchased are currently subject to time charters, Excel will be entitled to such commissions once the current time charters expire and Excel seeks and negotiates new employment for the vessels. The Commercial Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.
     A copy of the Commercial Management Agreement is attached hereto as Exhibit 10.9, the terms of which are incorporated herein by this reference.
Technical Management Agreement
     On September 5, 2008, the Company entered into a Technical Management Agreement with Maryville Maritime Inc., or Maryville, as technical manager of all vessels to be owned by all of Oceanaut’s subsidiaries (the “Technical Management Agreement”). Maryville is a wholly-owned subsidiary of, and provides technical management services to, Excel Under the terms of the Technical Management Agreement, Maryville will perform certain duties that will include general administrative and support services necessary for the operation and employment of all vessels to be owned by all of the Company’s subsidiaries, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to the Company’s instructions, sale and purchase of vessels, for which Maryville is entitled to receive a monthly fee of $18,000 per vessel, which fee may be increased annually by an amount equal to the percentage change in the CPI-U published by the United States Department of Labor from time to time. The Technical Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.
     A copy of the Technical Management Agreement is attached hereto as Exhibit 10.10, the terms of which are incorporated herein by this reference.
Where to Find Additional Information
     The Company is a foreign private issuer. As such, its proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the SEC. The Company’s proxy statement with respect to the proposed acquisition will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of the Company to provide to its shareholders proxy materials with respect to the proposed acquisition that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended.
     The Company has filed with the SEC a proxy statement in connection with the proposed vessel purchases described herein. Shareholders are urged to carefully read the proxy statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about the Company and the proposed vessel purchases. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Oceanaut, Inc., 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece.
Participants in the Solicitation
     The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transactions. Information regarding certain of the Company’s directors and executive officers is available in the Company’s documents filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement to be filed with the SEC in connection with the proposed transactions.

Financial Statements and Exhibits

Exhibit
Number	Description of Exhibit
10.1
Addendum No. 1, dated September 5, 2008, to Memorandum of Agreement relating to the ACHILLES II dated August 20, 2008 between Raman Investments Ltd., a guaranteed nominee of Oceanaut, Inc., as buyer, and Achilles Management S.A., as seller.

10.2
Addendum No. 1, dated September 5, 2008, to Memorandum of Agreement relating to the IRIS II dated August 20, 2008 between Gavial Marine Corporation, a guaranteed nominee of Oceanaut, Inc., as buyer, and Iris Marine Carriers S.A., as seller.

10.3
Addendum No. 1, dated September 5, 2008, to Memorandum of Agreement relating to the MEDI CEBU dated August 20, 2008 between Tunmore Shipholding Co., a guaranteed nominee of Oceanaut, Inc., as buyer, and Sea Triumph Maritime S.A., as seller.

10.4
Addendum No. 1, dated September 5, 2008, to Memorandum of Agreement relating to the THREE STARS dated August 20, 2008 between Skelton Maritime Ltd., a guaranteed nominee of Oceanaut, Inc., as buyer, and Three Stars Maritime S.A., as seller.

10.5	Right of First Refusal and Corporate Opportunity Agreement dated September 5, 2008

10.6	Subordination Agreement dated September 5, 2008

10.7	Series A Preferred Stock Purchase Agreement dated September 5, 2008

10.8	Certificate of Designation of Mandatorily Redeemable Preferred Shares, Series A

10.9	Commercial Management Agreement dated September 5, 2008

10.10	Technical Management Agreement dated September 5, 2008

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANAUT, INC.
Date: September 9, 2008	By:	/s/ Gabriel Panayotides
Gabriel Panayotides, President and Chief Executive Officer